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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549





                            SCHEDULE 13D


             Under the Securities Exchange Act of 1934

                          (Amendment No. 2)



                    Cooperative Bankshares, Inc.
          --------------------------------------------------
                          (Name of Issuer)


                Common Stock, par value $1.00 per share
          --------------------------------------------------
                    (Title of Class of Securities)


                              216844 10 0
                         --------------------
                            (CUSIP Number)


                        Frederick Willetts, III
                Cooperative Bank for Savings, Inc., SSB
                           201 Market Street
                             P.O. Box 600
               Wilmington, North Carolina  28402-0600
                            (919) 343-0181
           ------------------------------------------------
            (Name, address and telephone number of person
           authorized to receive notices and communications)



                            June 10, 1998
      --------------------------------------------------------
      (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]
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CUSIP No. 216844 10 0                          Page 1 of 7 Pages

1.   Name of reporting person: Frederick Willetts, III
     SSN of reporting person:  ###-##-####

2.   Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [ X ]

3.   SEC use only:



4.   Sources of funds:  PF, OO

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e):  [   ]

6.   Citizenship or place of organization:  United States

Number of        7.    Sole Voting Power:  115,216
shares
beneficially     8.    Shared Voting Power:  150,606
owned by
each             9.    Sole Dispositive Power:  115,216
reporting
person with     10.    Shared Dispositive Power:  150,606

11.  Aggregate amount beneficially owned by each reporting
     person:   265,822

12.  Check box if the aggregate amount in Row 11 excludes
     certain shares:  [   ]

13.  Percent of class represented by amount in Row 11:  9.0%

14.  Type of reporting person:  IN
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CUSIP NO. 216844 10 0                          Page 2 of 7 Pages

     The undersigned hereby amends the Schedule 13D filing made on September 19, 1994 (the "Schedule 13D"), as amended by amendment #1 on February 20, 1996, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, as set forth below.

Item 1.  Security and Issuer
----------------------------

     The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Cooperative Bankshares, Inc. (the "Issuer"). The executive office of the Issuer is located at 201 Market Street, P.O. Box 600, Wilmington, North Carolina 28402-0600.

Item 2.  Identity and Background
--------------------------------

    (a)  Name:  Frederick Willetts, III

    (b)  Address:  201 Market Street, P.O. Box 600, Wilmington,
                   North Carolina 28402-0600

    (c)  Present Principal Occupation:  Director, President, and
         Chief Executive Officer of the Issuer

    (d)  Criminal Proceeding Convictions:  None

    (e)  Securities Laws Proceedings:  None

    (f)  Citizenship:  United States


Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     All shares shown as to which the reporting person has sole voting and dispositive power were purchased with the reporting person's personal funds except for 500 shares that he received as a gift and 1,500 shares owned by trusts established for the reporting person's children, for which he became the trustee on
May 21, 1998.  Beneficial ownership for the shares shown as to which the reporting person has shared voting and dispositive power were acquired without payment as follows: the reporting person became beneficial owner of 59,460 shares (inclusive of
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CUSIP NO. 216844 10 0                          Page 3 of 7 Pages

13,332 shares subject to exercisable stock options) when he was appointed co-executor of his father's estate on June 10, 1998, the reporting person is also beneficial owner of 70,310 shares as a trustee of his father's trust, 1,404 shares owned by his spouse, 414 shares owned by his minor children, 11,605 shares allocated to his account under the Issuer's Employee Stock Ownership Plan (the "ESOP"), and 7,413 unallocated shares under the Issuer's ESOP of which his is a trustee.

Item 4.  Purpose of Transaction
-------------------------------

     The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment, and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or dispose of shares of the Issuer's Common Stock. As President and Chief Executive Officer of the Issuer, Mr. Willetts regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisition, reorganizations or other material change in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Mr. Willetts as trustee of his father's trust and co-executor of his father's estate will be disposing of shares in accordance with his role as trustee and executor, respectively. Except as noted above with respect to Mr. Willetts' activities on behalf of the Issuer, Mr. Willetts has no plans or proposals which relate to or would result in:

     (a)   the acquisition by any person of additional shares of
the Issuer, or the disposition of securities of the Issuer,
except as described above;
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CUSIP NO. 216844 10 0                          Page 4 of 7 Pages

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's Charter or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act; or

     (j)   any action similar to any of those enumerate above.

     The reporting person reserves the right to change his
investment purpose with respect to any and all shares of the
Common Stock beneficially owned and to take any and all lawful action with respect to such shares.
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CUSIP NO. 216844 10 0                          Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) The aggregate number of shares beneficially owned by the reporting person is 265,822, constituting 9.0% of the outstanding shares of Common Stock. Included in this amount are 71,414 shares which the reporting person has the right to acquire under the stock option plan of the Issuer.

     (b) The reporting person has sole voting and dispositive power over all such shares, except with respect to 1,818 shares owned by the reporting person's spouse and minor children, as to which voting and dispositive power is shared, 11,605 shares allocated to the reporting person's account under the ESOP, as to which voting and dispositive power is shared with the
trustees of the ESOP, and 7,413 shares which remain unallocated under the Issuer's ESOP, as to which the reporting person shares voting power in his capacity as trustee of the ESOP. Trustees of the ESOP must vote all allocated shares held in the ESOP in accordance with the instruction of the participating employees. Unallocated shares and shares for which no participant direction has been given are voted by the ESOP Trustees as directed by the ESOP committee. Trustees of the ESOP must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Also included are 70,310 shares owned by the Frederick Willetts, Jr. Trust, of which the reporting person is a trustee, and 59,460 shares owned by the estate of Frederick Willetts, Jr., of which the reporting person became a co-executor on June 10, 1998.
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CUSIP NO.  216844 10 0                         Page 6 of 7 Pages

     (c) The reporting person became beneficial owner of 59,460 shares on June 10, 1998 when he was named co-executor of his father's estate. The reporting person became beneficial owner of 1,500 shares owned by trusts established for the reporting person's children, for which he became trustee on May 21, 1998.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
---------------------------------------------------------------

     Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     None.
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CUSIP NO. 216844 10 0                          Page 7 of 7 Pages


                           SIGNATURE
                           ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 10, 1998   /s/ Frederick Willetts, III
                           ----------------------------
                           Frederick Willetts, III